

04002622

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53091

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING___12/31/03___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berchwood Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue, Suite 2750
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David W. Berchenbriter   212-201-3933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name – if individual, state last, first, middle name)

1375 Broadway, New York   NY   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

1.

OATH OR AFFIRMATION

I, __David Berchenbriter__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Berchwood Partners LLC__ , as of __December 31__ , 20__03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

WILLIAM J. ZWART
Notary Public, State of New York
No. 02ZW6017634
Qualified in New York County
Commission Expires: _12/19/06_

William J. Zwart
Notary Public

Signature

Managing Member
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations.
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietors' Capital~~ Members Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2.

BERCHWOOD PARTNERS LLC

ANNUAL FINANCIAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2003

BERCHWOOD PARTNERS LLC

REPORT INDEX

DECEMBER 31, 2003



Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS AND DIRECTORS OF
BERCHWOOD PARTNERS LLC:

We have audited the accompanying statement of financial condition of BerchWood Partners LLC as of December 31, 2003 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BerchWood Partners LLC at December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

New York, New York
January 30, 2004

3.

BERCHWOOD PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$ 226,436
Cash - restricted	36,752
Fees receivable	1,071,495
Property and equipment at cost, less accumulated depreciation of $18,032	80,635
Other assets	15,645
TOTAL ASSETS	**$ 1,430,963**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accrued expenses	$ 24,990
Capitalized lease payable	24,737
Income taxes payable - current	2,211
Income taxes payable - deferred	48,000
Retirement plan contribution payable	140,000
Total Liabilities	239,938

COMMITMENTS AND CONTINGENCIES

MEMBERS' EQUITY	**1,191,025**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 1,430,963**

See the accompanying Notes to the Financial Statements.

BERCHWOOD PARTNERS LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE:

Fee income		$ 477,685

EXPENSES:

Employee compensation and benefits	$ 113,267	
Retirement plan contribution	140,000	
Communications and computer expenses	56,741	
Rent	59,740	
Insurance	19,823	
Consulting and professional fees	67,236	
Regulatory expenses	14,542	
Travel	27,362	
Other expenses	81,386	
Total Expenses		580,097
OPERATING LOSS		(102,412)

OTHER INCOME:

Foreign exchange gain	87,301	
Interest income	59,178	
Total Other Income		146,479
INCOME BEFORE PROVISION FOR INCOME TAXES		44,067

PROVISION (CREDIT) FOR INCOME TAXES:

Current	34,000	
Deferred	(33,000)	
Total Provision for Income Taxes		1,000
NET INCOME		$ 43,067

See the accompanying Notes to the Financial Statements.

BERCHWOOD PARTNERS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

Members' Equity, January 1, 2003	$	2,008,336
Contributions		110,000
Distributions		(970,378)
Net income		43,067
Members' Equity, December 31, 2003	$	1,191,025

See the accompanying Notes to the Financial Statements.

6.

BERCHWOOD PARTNERS LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income		$ 43,067
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 6,546	
Deferred income taxes	(33,000)	
Increase in:		
Cash - restricted	(36,752)	
Fees receivable	904,668	
Other assets	21,505	
Increase (decrease) in:		
Accrued expenses	11,645	
Income taxes payable	(28,549)	
Retirement plan contribution payable	10,000	
Total adjustments		856,063
Net Cash Provided by Operating Activities		899,130

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property and equipment		(46,448)

CASH FLOWS FROM FINANCING ACTIVITIES:

Contributions from members	110,000	
Distributions to members	(970,378)	
Net Cash Used in Financing Activities		(860,378)

NET DECREASE IN CASH		(7,696)

CASH:

Beginning of year		234,132
End of year		$ 226,436

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Income taxes paid		$ 62,874

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

Liability incurred for acquisition of property and equipment under capital lease		$ 24,737

See the accompanying Notes to the Financial Statements.

7.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

BerchWood Partners LLC (the "Company") was organized in New York on June 8, 2000, as a limited liability company.

Principal Business Activity:

The Company is a registered broker with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company primarily raises capital for private equity and alternative U.S. and non-U.S. investment fund managers.

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

The Company receives fees for acting as a placement agent. Non-refundable retainers for performance of these services are recognized as they become due. Additional fees for successful placement are recognized when the transaction closes.

Fees receivable denominated in foreign currencies are measured at the foreign exchange rate on the transaction date. At the balance sheet date and upon settlement, the receivable is remeasured at the then current rate. Gains and losses arising from these transactions are included in income.

Reimbursable expenses of $187,436 have been fully offset against the related reimbursements in the statement of operations.

Advertising costs are expensed as incurred. Advertising expense was $1,042 for the year.

BERCHWOOD PARTNERS LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Fees Receivable and Allowance for Doubtful Accounts:

The Company's fees receivable are recorded at amounts billed to customers, and presented on the statement of financial condition net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is computed on straight-line and accelerated methods over the estimated useful lives of the assets.

Income Taxes:

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a partnership; accordingly, the income of the Company is taxed to the members. However, the Company is subject to the New York City Unincorporated Business Tax and a provision has been reflected in the financial statements. Deferred income tax expense has been recognized primarily as a result of the company being on a cash basis for tax purposes.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

BERCHWOOD PARTNERS LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2003 the company had net capital of $59,235, which was $48,088 in excess of its required minimum net capital of $11,147. The Company's ratio of aggregate indebtedness to net capital was 2.82 to 1.

NOTE 4 - FEES RECEIVABLE:

Included in fees receivable is $1,011,495 payable in two semi-annual installments through August 2004. The original success fee of $2,469,840 was discounted at a rate of 5%. The unamortized discount as of December 31, 2003 was $16,256.

NOTE 5 - COMMITMENTS AND CONTINGENCIES:

Leases:

The Company rents its office space under an operating lease expiring in 2008. The lease has escalation clauses that provide for additional rentals based on increases in real estate taxes and operating costs.

The Company is the lessee of office equipment under a capital lease expiring in 2008. At December 31, 2003 the asset of $24,737 recorded under the capital lease is included in equipment with accumulated depreciation of $825. Depreciation expense on this asset was $825 for the year.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 - COMMITMENTS AND CONTINGENCIES (CONTINUED):

Leases (Continued):

Future minimum lease payments under the noncancellable operating lease and the present value of future minimum capital lease payments as of December 31, 2003 are as follows:

	Capital Lease	Operating Lease
Years Ending December 31,		
2004	$ 5,640	$109,668
2005	5,640	109,668
2006	5,640	109,668
2007	5,640	109,668
2008	5,640	100,529
Total minimum lease payments	28,200	$539,201
Less: Amount representing interest	3,463	
Present value of net minimum lease payments	$24,737	

Letter of Credit:

A letter of credit of $36,556 was open at December 31, 2003 for the leased office space and is secured by a certificate of deposit.

Cash Credit Risk Concentration:

The Company maintains a bank account in the New York City metropolitan area. The excess of deposit balances reported by the bank over amounts that would have been covered by federal insurance was approximately $143,000 at December 31, 2003.

NOTE 6 - RETIREMENT PLAN:

The Company maintains a retirement plan which covers all eligible members and employees. Employer contributions are discretionary.

NOTE 7 - MAJOR CUSTOMERS:

Three customers, located in the United Kingdom, New Jersey and New York, accounted for 31%, 28% and 25%, respectively of fees earned for the year.



ABA
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT

ON

SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

**TO THE MEMBERS AND DIRECTORS OF
BERCHWOOD PARTNERS LLC:**

We have audited the accompanying financial statements of BerchWood Partners LLC as of December 31, 2003 and have issued our report thereon dated January 30, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchin, Block & Anchin LLP

New York, New York
January 30, 2004

12.

BERCHWOOD PARTNERS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

AS OF DECEMBER 31, 2003

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	1,191,025
NONALLOWABLE ASSETS		(1,204,527)
ADJUSTMENTS TO NET WORTH		72,737
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		59,235
HAIRCUTS ON SECURITIES		-
NET CAPITAL		59,235
MINIMUM NET CAPITAL REQUIREMENT OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $167,201 OR $5,000 WHICHEVER IS GREATER		11,147
EXCESS NET CAPITAL	$	48,088
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2003)		
NET CAPITAL, AS REPORTED IN COMPANY'S PART II UNAUDITED FOCUS REPORT	$	47,209
DIFFERENCES DUE TO AUDIT ADJUSTMENTS		12,026
NET CAPITAL, PER REPORT PURSUANT TO RULE 17a-5(d)	$	59,235
TOTAL AGGREGATE INDEBTEDNESS	$	167,201
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.82 to 1

See Independent Auditors' Report on Supplementary Information.

BERCHWOOD PARTNERS LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2003





Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL BY SEC RULE 17a-5

BOARD OF DIRECTORS
BERCHWOOD PARTNERS LLC:

In planning and performing our audit of the financial statements and supplemental schedule of BerchWood Partners LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of BerchWood Partners LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

New York, New York
January 30, 2004